

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2024

Stanley E. Speer
Chief Financial Officer
CADIZ INC
550 South Hope Street
Suite 2850
Los Angeles, California 90071

>**Re: CADIZ INC**
>**Registration Statement on Form S-4**
>**Filed August 13, 2024**
>**File No. 333-281507**

Dear Stanley E. Speer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Kevin Friedmann, Esq.